SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 1999

Commission file number: 1-11793

A.     Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                The Dial Corporation Capital Accumulation Plan

B.     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                THE DIAL CORPORATION
                15501 NORTH DIAL BOULEVARD
                SCOTTSDALE, ARIZONA 85260-1619

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, The Dial Corporation Capital Accumulation Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN By /s/ Susan J. Riley Susan J. Riley Executive Vice President and Chief Financial Officer of The Dial Corporation
DATE: May 25, 2000

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN

Financial Statements
For the Year Ended November 30, 1999 and the
Eleven-Month Period Ended November 30, 1998,
Supplemental Schedules for the Year Ended
November 30, 1999, and Independent Auditors' Report

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN TABLE OF CONTENTS
Page

INDEPENDENT AUDITORS' REPORT	1

FINANCIAL STATEMENTS AS OF NOVEMBER 30, 1999 AND 1998 AND FOR THE YEAR ENDED NOVEMBER 30, 1999 AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998:

Net Assets Available for Benefits	2

Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-13

SUPPLEMENTAL SCHEDULES AS OF NOVEMBER 30, 1999 AND FOR THE YEAR THEN ENDED:

Assets Held for Investment Purposes	14

Reportable Transactions	15

EXHIBIT 23 - INDEPENDENT AUDITORS' CONSENT	16

INDEPENDENT AUDITORS' REPORT

Plan Administrator and Plan Participants
The Dial Corporation Capital Accumulation Plan
Scottsdale, Arizona

We have audited the accompanying statements of net assets available for benefits of The Dial Corporation Capital Accumulation Plan (the "Plan") as of November 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the year ended November 30, 1999 and the eleven-month period ended November 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at November 30, 1999 and 1998, and the changes in net assets available for benefits for the year ended November 30, 1999 and the eleven-month period ended November 30, 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as of and for the year ended November 30, 1999 on pages 14 and 15 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Phoenix, Arizona
May 5, 2000

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS NOVEMBER 30, 1999 and 1998

ASSETS	1999	1998

INVESTMENTS AT FAIR VALUE:
Shares of registered investment companies:
Vanguard Windsor Fund	$24,664,900	$24,363,809
T. Rowe Price Custom Investment Contract Fund		8,871,042
T. Rowe Price Stable Value Fund	8,463,495
T. Rowe Price Prime Reserve Fund	1,491,508	1,415,456
T. Rowe Price Equity Index Fund	2,878,523	2,724,108
T. Rowe Price Spectrum Growth Fund	4,331,439	3,196,693
Vanguard Bond Index Fund	171,366	269,491
T. Rowe Price Retirement Strategy Fund	1,451,326	1,067,331
T. Rowe Price Spectrum Income Fund	709,678	576,093
Common stock:
The Dial Corporation Common Stock Fund	34,587,942	28,172,751
FINOVA Group Inc. Common Stock Fund	1,688,973	2,782,911
Viad Corp Common Stock Fund	15,086,677	15,346,239
Participant notes receivable	1,258,005	1,072,921

Total investments at fair value	96,783,832	89,858,845

DIVIDENDS RECEIVABLE	8,208	61,095

NET ASSETS AVAILABLE FOR BENEFITS	$96,792,040	$89,919,940

See notes to financial statements.

2 THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED NOVEMBER 30, 1999 AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998
	1999	1998

ADDITIONS:
Contributions:
Employer	$1,624,610	$1,364,094
Employee pre-tax	4,413,040	3,739,492
Employee after-tax	176,791	141,147

Total contributions	6,214,441	5,244,733

Investment income:
Dividends	3,088,850	758,619
Interest	662,782	619,334
Net appreciation in fair value of investments	5,062,803	9,477,973

Total investment income	8,814,435	10,855,926

Transfer of assets	18,376	10,024

Total additions	15,047,252	16,110,683

DEDUCTIONS - Benefits paid to participants	8,175,152	8,124,386

NET INCREASE	6,872,100	7,986,297

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF PERIOD	89,919,940	81,933,643

NET ASSETS AVAILABLE FOR BENEFITS,
END OF PERIOD	$96,792,040	$89,919,940

See notes to financial statements.
3 THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN NOTES TO FINANCIAL STATEMENTS YEAR ENDED NOVEMBER 30, 1999 AND THE ELEVEN-MONTH PERIOD ENDED NOVEMBER 30, 1998
1.	DESCRIPTION OF THE PLAN

The following brief description of The Dial Corporation Capital Accumulation Plan (the "Plan") is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

The Plan was established July 31, 1996.  Employees of The Dial Corporation and certain of its subsidiaries (the "Company") who are not covered by a collective bargaining agreement are eligible to participate in the Plan after completing at least 1,000 hours of service in a 12 consecutive month period.  Employees are able to contribute to the Plan by reducing their wages on a pre-tax basis, and make after-tax contributions, subject to certain limitations. The Company may also contribute a matching amount, subject to certain limitations.

Effective January 1, 1998, the Plan year was changed from the twelve-month period from January 1 through December 31 to the twelve-month period beginning on December 1 and ending on November 30.  The change is effective for the Plan year commencing as of December 1, 1998.

The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

a.

Investment Programs - Contributions to the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants. The Plan has offered participants the following funds in which to invest pre-tax, after-tax and rollover deposits.

		1)	Vanguard Windsor Fund - This fund invests in the common stock of selected companies. The fair value of the fund is dependent upon the market value of the stocks. Any dividends received are reinvested.
4
2)

T.  Rowe Price Custom Investment Contract Fund - This fund holds investments in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies and other financial institutions.  Contributions to this fund and proceeds from its GIC maturities are invested entirely in T. Rowe Price Stable Value Fund, which invests in a more diversified GIC portfolio.  Income is earned based upon a blended interest rate determined by the various investments and is reinvested.  The fair value of the fund approximates the aggregate contract values of the GIC portfolio and represents contributions made, plus interest at blended rates, less withdrawals by participants.  Crediting interest rates for the fund's underlying GICs ranged from approximately 3.04% to 6.16% for 1998, resulting in a blended rate of return for the fund of  6.07%. On January 29, 1999, total assets in the T. Rowe Price Custom Investment Contract Fund of $8,840,164 were transferred to the T. Rowe Price Stable Value Fund.  The balance was transferred, as all the contracts in which the fund had invested had reached maturity and additional contracts had not been entered into.

3)

T. Rowe Price Stable Value Fund - This fund invests in a diversified portfolio of Guaranteed Investment Contracts ("GIC") issued by insurance companies, bank investment contracts issued by financial institutions, and strategic investment contracts issued by insurance companies, financial institutions and other entities. Income is earned based upon a blended interest rate determined by the various investments and is reinvested.  The fair value of the fund approximates the aggregate contract values, which includes contributions made, plus interest at blended rates, less withdrawals by participants.  Crediting interest rates for the fund's underlying GICs ranged from approximately 5.35% to 8.41% for 1999, resulting in a blended rate of return for the fund of  5.95%.

4)

T. Rowe Price Prime Reserve Fund - This fund invests in short-term money market instruments such as certificates of deposit, treasury bills and corporate notes which earn income based on short-term interest rates.  The fair value of the fund is the cost basis of the investments.

5)

T. Rowe Price Equity Index Fund - This fund invests in the common stock of other companies.  The fair value of the fund is dependent on the market value of the stocks.  The dividends received are reinvested.  This fund is closed to additional contributions.

6)

T. Rowe Price Spectrum Growth Fund - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist primarily of investments in the common stock of other companies.  The fair value of the fund is dependent upon the fair value of the underlying securities.  Any dividends received are reinvested.

7)

Vanguard Bond Index Fund - This fund invests in United States government and corporate bonds and mortgage-backed securities, which earn income based on interest rates.  The fair value of the fund is dependent on the market value of the investments.  This fund is closed to additional contributions.

5
8)

T. Rowe Price Retirement Strategy Fund - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist of investments in both fixed income securities and the common stock of United States and foreign companies.  The fair value of the fund is dependent upon the fair value of the underlying  securities.  Any dividends received are reinvested.

9)

T. Rowe Price Spectrum Income Fund - This fund invests in a diversified portfolio of T. Rowe Price mutual funds which consist primarily of investments in fixed income securities.  The fair value of the fund is dependent upon the fair value of the underlying securities.  Any dividends received are reinvested.

10)

The Dial Corporation ("Dial") Common Stock Fund - This fund invests in the common stock of Dial, and any dividends paid on the stock are reinvested in the fund.  The fair value of this fund is dependent upon the fluctuations in the market value of Dial stock.

11)

FINOVA Group Inc. ("FINOVA") Common Stock Fund - This fund invests in the common stock of FINOVA.  Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix.  The fair value of this fund is dependent upon the fluctuation in the market value of FINOVA stock.

12)

Viad Corp ("Viad") Common Stock Fund - This fund invests in the common stock of Viad.  Due to this fund being closed to additional contributions, any dividends paid on the stock are reinvested according to the participant's contribution mix.  The fair value of this fund is dependent upon the fluctuation in the market value of Viad stock.

b.

Contributions - Voluntary wage reductions may be elected by the employee.  These pre-tax reductions are contributed to the Plan and may range from 1% to 12% of compensation.  Company matching contributions are based on employee pre-tax wage reductions up to 100% of the first 3% of wage reduction.  Each employee may elect an after-tax contribution of between 1% and 10% of compensation.  No Company matching contributions are made based on after-tax contributions.  All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

	c.	Payment of Benefits - Benefits are paid to participants upon termination from the Company, disablement, retirement or death.
6
d.

Participant Loans and Hardship Withdrawals - The Plan allows participants to borrow against their 401(k) account balances in an amount not to exceed the lesser of 50% of their vested balance or $50,000.  The applicable interest rate is determined by the committee responsible for administering the Plan and shall be equal to the prime rate in effect at various times throughout the year.  Loans shall be repaid in equal installments over a period of up to five years, except for loans for purchasing a home which can be repaid over a maximum of 15 years.  Withdrawals of employee wage reduction contributions, after-tax contributions and rollover deposits may be made by the participant in the event of a qualified financial hardship, subject to certain tax penalties.  Such withdrawals will only be considered necessary to satisfy a financial hardship if all nontaxable loans available under the Plan have already been obtained.

	e.	Vesting - All contributions to the Plan are 100% vested and non-forfeitable at all times.

f.

Participant Accounts - For each participant, various accounts are maintained to record wage reduction contributions, Company matching contributions, after-tax contributions, participant rollover deposits transferred to the Plan, dividend and interest income and the net appreciation/depreciation in the fair value of Plan investments.  The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts less participant loans.

g.

Plan Administration - The Plan is administered by the Retirement Committee comprised of at least three persons appointed by the Company's Board of Directors.  Expenses incidental to the operation of the Plan may be paid by the Plan or directly by the Company.  For the year ended November 30, 1999 and the eleven-months ended November 30, 1998, Plan expenses were paid directly by the Company.

h.

Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate the Plan provided all employer contributions due at the termination date have been paid.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Significant accounting policies are as follows:

	a.	Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

b.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices.  Common stock is valued at its quoted market price.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

	c.	Payment of Benefits - Benefits are recorded when paid.
7
d.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

8

3.   NET ASSETS BY FUND

The following tables present the net assets of the Plan by fund as of November 30, 1999 and 1998.

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
NOVEMBER 30, 1999

		T. Rowe	T. Rowe	T. Rowe	T. Rowe		T. Rowe	T. Rowe	The Dial
		Price	Price	Price	Price	Vanguard	Price	Price	Corporation	FINOVA	Viad
	Vanguard	Stable	Prime	Equity	Spectrum	Bond	Retirement	Spectrum	Common	Group Inc.	Corp	Participant
	Windsor	Value	Reserve	Index	Growth	Index	Strategy	Income	Stock	Common	Common	Notes
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Stock Fund	Stock Fund	Receivable	Total

ASSETS

Investments at fair value:
Shares of registered
Investment companies:
Vanguard Windsor Fund	$24,664,900												$24,664,900
T. Rowe Price Stable Value Fund		$8,463,495											8,463,495
T. Rowe Price Prime Reserve Fund			$1,491,508										1,491,508
T. Rowe Price Equity Index Fund				$2,878,523									2,878,523
T. Rowe Price Spectrum Growth Fund					$4,331,439								4,331,439
Vanguard Bond Index Fund						$171,366							171,366
T. Rowe Price Retirement Strategy Fund							$1,451,326						1,451,326
T. Rowe Price Spectrum Income Fund								$709,678					709,678
Common stock:
The Dial Corporation									$34,587,942				34,587,942
FINOVA Group Inc.										$1,688,973			1,688,973
Viad Corp											$15,086,677		15,086,677
Participant notes receivable												$1,258,005	1,258,005
Dividends receivable										8,208			8,208

NET ASSETS AVAILABLE
FOR BENEFITS	$24,664,900	$8,463,495	$1,491,508	$2,878,523	$4,331,439	$171,366	$1,451,326	$709,678	$34,587,942	$1,697,181	$15,086,677	$1,258,005	$96,792,040

9 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION November 30, 1998

		T. Rowe
		Price	T. Rowe	T. Rowe	T. Rowe		T. Rowe	T. Rowe	The Dial
		Custom	Price	Price	Price	Vanguard	Price	Price	Corporation	FINOVA	Viad
	Vanguard	Investment	Prime	Equity	Spectrum	Bond	Retirement	Spectrum	Common	Group Inc.	Corp	Participant
	Windsor	Contract	Reserve	Index	Growth	Index	Strategy	Income	Stock	Common	Common	Notes
	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Fund	Stock Fund	Stock Fund	Receivable	Total

ASSETS

Investments at fair value:
Shares of registered
Investment companies:
Vanguard Windsor Fund	$24,363,809												$24,363,809
T. Rowe Price Custom Investment Contract Fund		$8,871,042											8,871,042
T. Rowe Price Prime Reserve Fund			$1,415,456										1,415,456
T. Rowe Price Equity Index Fund				$2,724,108									2,724,108
T. Rowe Price Spectrum Growth Fund					$3,196,693								3,196,693
Vanguard Bond Index Fund						$269,491							269,491
T. Rowe Price Retirement Strategy Fund							$1,067,331						1,067,331
T. Rowe Price Spectrum Income Fund								$576,093					576,093
Common stock:
The Dial Corporation									$28,172,751				28,172,751
FINOVA Group Inc.										$2,782,911			2,782,911
Viad Corp											$15,346,239		15,346,239
Participant notes receivable												$1,072,921	1,072,921
Dividends receivable										8,432	52,663		61,095

NET ASSETS AVAILABLE
FOR BENEFITS	$24,363,809	$8,871,042	$1,415,456	$2,724,108	$3,196,693	$269,491	$1,067,331	$576,093	$28,172,751	$2,791,343	$15,398,902	$1,072,921	$89,919,940

10

4.   FUND INFORMATION

Employer contributions, employee pre-tax contributions, employee after-tax contributions, dividend income, interest income, net appreciation/(depreciation) in fair value of investments, and benefits paid to participants by fund are as follows for the year ended November 30, 1999 and the eleven-month period ended November 30, 1998:

Employer contributions:	1999	1998

The Dial Corporation Common Stock Fund	$1,624,610	$1,364,094

Employee pre-tax contributions:
T. Rowe Price Custom Investment Contract Fund	$57,582	$357,399
T. Rowe Price Stable Value Fund	340,367
T. Rowe Price Retirement Strategy Fund	237,351	120,790
T. Rowe Price Prime Reserve Fund	213,835	161,171
Vanguard Windsor Fund	1,651,715	1,636,811
T. Rowe Price Spectrum Income Fund	151,439	100,217
T. Rowe Price Spectrum Growth Fund	661,507	468,050
The Dial Corporation Common Stock Fund	1,099,244	895,054

Total	$4,413,040	$3,739,492

Employee after-tax contributions:
T. Rowe Price Custom Investment Contract Fund	$2,261	$9,099
T. Rowe Price Stable Value Fund	5,514
T. Rowe Price Retirement Strategy Fund	7,550	4,755
T. Rowe Price Prime Reserve Fund	1,232	1,635
Vanguard Windsor Fund	75,052	67,666
T. Rowe Price Spectrum Income Fund	6,533	5,028
T. Rowe Price Spectrum Growth Fund	32,242	19,788
The Dial Corporation Common Stock Fund	46,407	33,176

Total	$176,791	$141,147

Dividend income:
Vanguard Bond Index Fund	$14,128	$16,003
T. Rowe Price Equity Index Fund	44,660	24,038
Vanguard Windsor Fund	2,144,961	178,913
T. Rowe Price Spectrum Income Fund	52,376	30,895
T. Rowe Price Spectrum Growth Fund	281,266
The Dial Corporation Common Stock Fund	359,363	256,805
FINOVA Group Inc. Common Stock Fund	32,243	32,674
Viad Corp Common Stock Fund	159,853	219,291

Total	$3,088,850	$758,619

11

Interest income:
T. Rowe Price Custom Investment Contract Fund	$88,268	$476,437
T. Rowe Price Stable Value Fund	419,786
T. RoweT. Rowe Price Prime Reserve Fund	69,202	74,647
Participant Notes Receivable	85,526	68,250

Total	$662,782	$619,334

Net appreciation/(depreciation) in fair value of investments:
Vanguard Bond Index Fund	$(13,188)	$6,460
T. Rowe Price Retirement Strategy Fund	140,795	114,689
T. Rowe Price Equity Index Fund	496,755	493,061
Vanguard Windsor Fund	725,101	(420,820)
T. Rowe Price Spectrum Income Fund	(46,771)	612
T. Rowe Price Spectrum Growth Fund	346,826	190,680
The Dial Corporation Common Stock Fund	1,929,632	5,883,943
FINOVA Group Inc. Common Stock Fund	(736,732)	185,675
Viad Corp Common Stock Fund	2,220,385	3,023,673

Total	$5,062,803	$9,477,973

Benefits paid to participants:
Vanguard Bond Index Fund	$64,435	$26,895
T. Rowe Price Custom Investment Contract Fund	357,892	1,010,812
T. Rowe Price Stable Value Fund	804,620
T. Rowe Price Retirement Strategy Fund	33,445	79,928
T. Rowe Price Prime Reserve Fund	200,002	441,645
T. Rowe Price Equity Index Fund	348,426	303,543
Vanguard Windsor Fund	2,041,148	2,029,624
T. Rowe Price Spectrum Income Fund	24,185	66,088
T. Rowe Price Spectrum Growth Fund	217,078	169,964
The Dial Corporation Common Stock Fund	2,414,599	2,434,551
FINOVA Group Inc. Common Stock Fund	288,556	225,535
Viad Corp Common Stock Fund	1,343,577	1,294,059
Participant Notes Receivable	37,189	41,742

Total	$8,175,152	$8,124,386

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5.  RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.  FEDERAL INCOME TAX STATUS

The Plan obtained its determination letter on December 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

13

THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN SUPPLEMENTAL SCHEDULE NOVEMBER 30, 1999 Item 27a - Schedule of Assets Held for Investment Purposes
Column B	Column C	Column D	Column E

	Description of Investment
Identity of Issuer,	Including Collateral, Rate of
Borrower, Lessor or	Interest, Maturity Date,		Current
Similar Party	Par or Maturity Value	Cost	Value

Vanguard Windsor Fund	Mutual Fund (1,443,236 shares)	$24,007,411	$24,664,900

T. Rowe Price Stable Value Fund	GIC Fund (8,463,495 shares)	8,463,495	8,463,495

T. Rowe Price Prime Reserve Fund	Mutual Fund (1,491,508 shares)	1,491,508	1,491,508

T. Rowe Price Equity Index Fund	Mutual Fund (76,495 shares)	1,494,640	2,878,523

T. Rowe Price Spectrum Growth Fund	Mutual Fund (235,149 shares)	3,839,964	4,331,439

Vanguard Bond Index Fund	Mutual Fund (17,740 shares)	173,009	171,366

T. Rowe Price Retirement Strategy Fund	Mutual Fund (67,036 shares)	1,145,614	1,451,326

T. Rowe Price Spectrum Income Fund	Mutual Fund (65,228 shares)	742,585	709,678

The Dial Corporation	Common Stock (1,232,537 shares)	20,061,699	34,587,942

FINOVA Group Inc.	Common Stock (45,418 shares)	678,633	1,688,973

Viad Corp	Common Stock (573,371 shares)	5,746,964	15,086,677

Participant Notes Receivable	Participant loans
	(Interest at 6% to 11.5%,
	maturing from 1999 to 2013)	1,258,005	1,258,005

	Total assets held for investment
	Purposes	$69,103,527	$96,783,832

14 THE DIAL CORPORATION CAPITAL ACCUMULATION PLAN SUPPLEMENTAL SCHEDULE YEAR ENDED NOVEMBER 30, 1999 Item 27d - Schedule of Reportable Transactions
Column A Identity of Party Involved	Column B Description of Asset	Column C Purchase Price	Column D Selling Price	Column G Cost of Asset	Column H Current Value of Asset on Transaction Date	Column I Net Gain or (Loss)

Single Transactions

T. Rowe Price Custom Investment Contract Fund	GIC Fund		$8,840,164	$8,840,164	$8,840,164

T. Rowe Price Stable Value Fund	GIC Fund	$8,840,164		8,840,164	8,840,164

Series of Transactions

Vanguard Windsor Fund	Mutual Fund	4,106,827		4,106,827	4,106,827

Vanguard Windsor Fund	Mutual Fund		4,531,265	4,571,303	4,531,265	$(40,038)

The Dial Corporation	Common Stock Fund	7,619,512		7,619,512	7,619,512

The Dial Corporation	Common Stock Fund		3,133,821	1,577,291	3,133,821	1,556,530

T. Rowe Price Custom Investment Contract Fund	GIC Fund	478,445		478,445	478,445

T. Rowe Price Custom Investment Contract Fund	GIC Fund		9,350,463	9,350,463	9,350,463

T. Rowe Price Stable Value Fund	GIC Fund	10,629,725		10,629,725	10,629,725

T. Rowe Price Stable Value Fund	GIC Fund		2,166,230	2,166,230	2,166,230

NOTE:	Reportable transactions are those transactions which either singularly or in series of combined purchases and sales during the year exceed 5% of the fair value of the Plan's assets at the beginning of the year.

15